

February 3, 2009

**By Facsimile (203) 552-9607 and U.S. Mail**

Warren B. Kanders
One Landmark Square – 22nd Floor
Stamford, Connecticut 06901

　　　　RE:　**Federal Signal Corporation**
　　　　　　　**DFAN14A filed by Warren B. Kanders on Jan. 26, 2009**
　　　　　　　**File No. 1-06003**

Dear Mr. Kanders:

　　　　We have reviewed the filing listed above and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable. Please be as detailed as necessary in your explanation. All defined terms used here have the same meaning as in your soliciting materials.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN14A filed on January 26, 2009

1.　　　Rule 14a-12(a)(1)(i) requires a party engaging in a solicitation before filing a proxy statement that meets the requirements of Rule 14a-3(a) to identify the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A) and include a description of each participant's interest in the solicitation, whether through share ownership or otherwise. Alternatively, the party may include a prominent legend in the soliciting materials advising where shareholders may access this participant information. The participant information must be available to shareholders when the written soliciting material is used; therefore, the legend may not refer to information that will appear in some future filing, such as the proxy statement to be filed by the soliciting party. While you have identified the participants in the solicitation under "Certain Information Concerning Participants," it is not clear that you have described each individual's interest in the solicitation. Simply disclosing the number of shares each participant holds may not satisfy the obligation to describe any indirect interests or interests arising outside of such share ownership. In this regard, we note from an exhibit to a Schedule 13D amendment you filed on September 24, 2008 that you were rejected for a position as CEO of Federal Signal. Please revise to disclose the history of your efforts to obtain a position with the Company, and any other interests associated with this solicitation, including those of any other participants.

Schedules 13D filed by Warren B. Kanders, as amended

2.      Item 4 of Schedule 13D requires the filer to disclose any intentions with respect to a number of extraordinary corporate transactions. Pursuant to Item 4(d), the filer must describe any plans or proposals which relate to any change in the board of directors of the company for which share ownership is being reported. However, we are unable to locate disclosure concerning your intent to seek board representation in any of your Schedule 13D filings. The most recent amendment, filed on September 24, 2008, contains no such disclosure. Please file an amended Schedule 13D promptly, or explain why you do not believe amended disclosure is required.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,


Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions